UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated April 11, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland
(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: 10 x Managers’ transactions

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation
Managers’ transactions
11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Batra)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Batra, Nishant

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57968/4/4

____________________________________________

Transaction date: 2024-04-11

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 17813 Unit price: N/A

Aggregated transactions

(1): Volume:17813 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation
Managers’ transactions
11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Corker)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Corker, Ricky

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57961/4/4

____________________________________________

Transaction date: 2024-04-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 23789 Unit price: N/A

Aggregated transactions

(1): Volume: 23789 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation
Managers’ transactions
11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Guillén)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Guillén, Federico

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57958/4/4

____________________________________________

Transaction date: 2024-04-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 14445 Unit price: N/A

Aggregated transactions

(1): Volume: 14445 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation
Managers’ transactions
11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Lukander)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Lukander, Jenni

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57937/5/4

____________________________________________

Transaction date: 2024-04-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 9753 Unit price: N/A

Aggregated transactions

(1): Volume: 9753 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation
Managers’ transactions
11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Lundmark)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Lundmark, Pekka

Position: Chief Executive Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57962/4/4

____________________________________________

Transaction date: 2024-04-11

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 44767 Unit price: N/A

Aggregated transactions

(1): Volume: 44767 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation
Managers’ transactions
11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Martikainen)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Martikainen, Piia Susanna

Position: Closely associated person

(1):Person Discharging Managerial Responsibilities In Issuer

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57932/5/4

____________________________________________

Transaction date: 2024-04-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 1021 Unit price: N/A

Aggregated transactions

(1): Volume: 1021 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation

Managers’ transactions

11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Niinimäki)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Niinimäki, Esa

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57952/4/4

____________________________________________

Transaction date: 2024-04-11

Outside a trading venue

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 2275 Unit price: N/A

Aggregated transactions

(1): Volume: 2275 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation
Managers’ transactions
11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Sahgal)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Sahgal, Raghav

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57946/4/4

____________________________________________

Transaction date: 2024-04-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 32760 Unit price: N/A

Aggregated transactions

(1): Volume: 32760 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation
Managers’ transactions
11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Uitto)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57950/6/6

____________________________________________

Transaction date: 2024-04-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 13180 Unit price: N/A

Aggregated transactions

(1): Volume: 13180 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 11 April 2024	1	(2)

Nokia Corporation
Managers’ transactions
11 April 2024 at 18:30 EEST

Nokia Corporation - Managers' transactions (Wirén)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Wirén, Marco

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 57940/4/4

____________________________________________

Transaction date: 2024-04-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 16477 Unit price: N/A

Aggregated transactions

(1): Volume: 16477 Volume weighted average price: N/A

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 11 April 2024	2	(2)

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2024	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal